UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd., Huangpu,

Shanghai City, the PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Results of Sentage Holdings Inc.’s 2024 Annual General Meeting

The 2024 annual general meeting of shareholders (the “Meeting”) of Sentage Holdings Inc. (the “Company”) was held at 501 Platinum Tower, 233 Taicang Rd, Huangpu, Shanghai (200001), China, on December 13, 2024, at 10:00 a.m. EST, with the ability given to the shareholders to join virtually via live audio webcast at www.virtualshareholdermeeting.com/SNTG2024, pursuant to notice duly given.

At the close of business on October 25, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 2,805,325 Class A ordinary shares outstanding, each share being entitled to one vote, and 0 Class B ordinary share, each share being entitled to 20 votes, constituting all of the outstanding voting securities of the Company. At the Meeting, the holders of 1,980,965 ordinary shares of the Company were represented in person or by proxy, constituting a quorum.

At the Meeting, the shareholders of the Company approved the following ordinary resolutions:

1.	Ms. Qiaoling Lu be re-elected as a director of the Company to hold office until the next annual general meeting;

2.	Mr. Yiheng Guo be re-elected as a director of the Company to hold office until the next annual general meeting;

3.	Mr. Angel Colon be re-elected as a director of the Company to hold office until the next annual general meeting;

4.	Mr. Shengsong Wang be re-elected as a director of the Company to hold office until the next annual general meeting; and

5.	Ms. Yingxin Bi be elected as a director of the Company to hold office until the next annual general meeting

The results of the votes at the Meeting for the above ordinary resolutions were as follows:

	Resolution	For	Against	Abstain
1	Approve Re-election of Ms. Qiaoling Lu as a Director of the Company	1,978,195	2,633	137
2	Approve Re-election of Mr. Yiheng Guo as a Director of the Company	1,978,056	2,772	137
3	Approve Re-election of Mr. Angel Colon as a Director of the Company	1,948,056	32,772	137
4	Approve Re-election of Mr. Shengsong Wang as a Director of the Company	1,950,403	30,425	137
5	Approve Election of Ms. Yingxin Bi as a Director of the Company	1,978,053	2,606	306

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 13, 2023

Sentage Holdings Inc.

By:	/s/ Qiaoling Lu
Name:	Qiaoling Lu
Title:	Chief Executive Officer

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